UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                            Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

PRESS RELEASE

ARCADIS NV
Utrechtseweg 68
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS SELECTED FOR $ 320 MILLION CONTRACT BY U.S. ARMY

ARNHEM, THE NETHERLANDS — June 17, 2005 — ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, announced today that it has been selected for a five-year contract by the U.S. Army through the U.S. Army Environmental Center (USAEC) to provide guaranteed remediation services.

ARCADIS is one of several companies selected to provide services under a multiple award Indefinite Delivery/Indefinite Quantity contract for an environmental cleanup at Army installations in support of the broad spectrum of the Army’s Cleanup Strategy. The total potential value of the contract ceiling is $320 million. The contract will be implemented through competitively bid task orders that provide the best value to the government for sites that are located throughout the United States, Puerto Rico and the U.S. Virgin Islands.

The ARCADIS team will be responsible for fully executing each performance-based task order by conducting required environmental restoration services for which the United States Department of the Army (the Army) is statutorily responsible; addressing any and all unforeseen environmental, scheduling, and regulatory issues; and assuming contractual liability and responsibility for the achievement of the performance objectives for the sites specified in each task order, including both on- and off-site contamination for which the Army is responsible.

“We appreciate the fact that USAEC has selected ARCADIS for this contract,” said Steve Blake, CEO of ARCADIS G&M. “Under our GRiP® Remediation Program we have been providing similar services to the Army and USAEC since 2000. We currently have 11 on-going guaranteed remediation projects for the Army alone, and have successfully closed the DOD’s only site under this contracting methodology. We are grateful that our valued customer has chosen ARCADIS to continue to provide cost and time savings under our industry leading program.”

ARCADIS is an international company that provides project management, consultancy and engineering services to enhance mobility, sustainability and quality of life. Infrastructure — Environment — Buildings. ARCADIS develops, designs, implements, maintains and operates projects. For companies and governments. With 10,000 employees and € 900 million in gross revenue the company is multi-nationally present with a close-knit local network. Expertise and experience are of international significance. Focused on providing added value to clients.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: June 20, 2005	By:	/s/ Michiel Jaski
C. Michiel Jaski
Executive Board Member